UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Application of Northeast )	CERTIFICATE PURSUANT TO
Utilities, et al. on Form U-1)	RULE 24 UNDER THE PUBLIC
File No. 70-10184)	UTILITY HOLDING COMPANY ACT
)	of 1935

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Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that the transactions, as proposed in the Application/Declaration (the “Application”) to the Commission on Form U-1 (File No. 70-10184), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-28007, dated July 28, 2005, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Specifically, on September 23, 2005, NU and its subsidiaries entered into an Amended and Restated Tax Allocation Agreement which provides that NU will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to tax losses incurred by it in connection with the debt incurred to acquire Yankee Energy System, Inc., rather than generally provide such tax benefit to its subsidiaries.

Exhibits

A -

Second Amended and Restated Tax Allocation Agreement (Incorporated by reference to Exhibit D.4 to Amendment No. 1 to U5S Annual Report for the year ended December 31, 2004, filed September 30, 2005).

F.1-

Past Tense Opinion

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities

By: /s/ Patricia C. Cosgel Name: Patricia C. Cosgel Title: Assistant Treasurer - Finance

Dated:  October 11, 2005